APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Roast Umber LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chemical Checking	1,480.43
1002 PayPal Account	93.70
Total Bank Accounts	**$1,574.13**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1100 Undeposited Funds	0.00
Repayment	
6616 Cash Advance Repayment	0.00
Total Repayment	**0.00**
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,574.13**
Fixed Assets	
1301 Furniture & Equipment	4,311.00
1600 Accumulated Depreciation	-4,311.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$1,574.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
2053 Loan	0.00
2210 Payroll Liabilities	
2222 Federal Taxes (941/944)	1,088.66
2223 MI Local Tax	0.00
2224 Federal Unemployment (940)	42.00
2225 MI Unemployment Tax	0.00
2226 MI Income Tax	497.28
Total 2210 Payroll Liabilities	**1,627.94**
Total Other Current Liabilities	**$1,627.94**
Total Current Liabilities	**$1,627.94**
Total Liabilities	**$1,627.94**

Roast Umber LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
3200 Retained Earnings	0.00
3236 Member -	1,712.50
3277 Member -	-18,800.90
3277.1 Member	132,636.69
3277.2 Member -	36,560.26
Total 3277 Member -	**150,396.05**
Net Income	-152,162.36
Total Equity	**$ -53.81**
TOTAL LIABILITIES AND EQUITY	**$1,574.13**

Roast Umber LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
4050 Sales	10,069.93
4053 Discounts/Refunds Given	-3,433.24
Total 4050 Sales	**6,636.69**
4075 Shipping Reimbursement Income	209.73
Total Income	**$6,846.42**
Cost of Goods Sold	
5000 Cost of Goods Sold	22,755.40
5001 Samples / Consumption	6.00
5005 Freight	1,087.09
Total 5000 Cost of Goods Sold	**23,848.49**
5006 Packaging	1,966.12
5009 R&D Testing	500.00
Total Cost of Goods Sold	**$26,314.61**
GROSS PROFIT	**$ -19,468.19**
Expenses	
6010 Advertising & Promotion	2,248.80
6150 Computer Software & Internet	2,793.96
6200 Bank Charges & Fees	108.00
6205 Merchant Fees	23.03
6206 QuickBooks Payments Fees	4.42
6400 Books, Dues, Subscriptions	901.99
6410 Contr butions	2,600.00
6440 Postage & Shipping	1,052.23
6460 Office Supplies & Software	451.53
6468 Coffee Equipment Supplies	3,810.51
6570 Professional Fees	645.00
6580 Outside Labor	7,939.00
6600 Payroll Expenses	
6610 Payroll Wages	60,000.00
6615 Payroll Taxes	4,979.90
Total 6600 Payroll Expenses	**64,979.90**
6650 Insurance	8,016.63
6710 Rent	30,732.00
6730 Telephone Expense	925.21
6740 Utilities	471.90
6800 Travel	
6801 Airfare	2,019.23
6802 Hotel	488.64
6803 Parking	4.00
6804 Travel Meals	921.34
6805 Cabs, Transit	1,340.23

Roast Umber LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
6806 Car Rental & Rental Gas	216.62
Total 6800 Travel	**4,990.06**
Total Expenses	**$132,694.17**
NET OPERATING INCOME	**$ -152,162.36**
NET INCOME	**$ -152,162.36**

Roast Umber LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-132,639.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-368.60
1300 Inventory Asset	-13,399.41
6616 Repayment:Cash Advance Repayment (deleted)	950.00
2100 Accounts Payable (A/P)	-5,754.53
2053 Loan	0.00
2222 Payroll Liabilities:Federal Taxes (941/944)	-4.60
2223 Payroll Liabilities:MI Local Tax	-109.14
2224 Payroll Liabilities:Federal Unemployment (940)	0.00
2225 Payroll Liabilities:MI Unemployment Tax	-290.25
2226 Payroll Liabilities:MI Income Tax	243.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-18,733.44**
Net cash provided by operating activities	**$ -151,373.26**
FINANCING ACTIVITIES	
3000 Opening Balance Equity	0.00
3200 Retained Earnings	18,800.90
3236 Member -	1,712.50
3277 Member -	-39,445.80
3277.1 Member -	132,636.69
3277.2 Member -	36,560.26
Net cash provided by financing activities	**$150,264.55**
NET CASH INCREASE FOR PERIOD	**$ -1,108.71**
Cash at beginning of period	2,682.84
CASH AT END OF PERIOD	**$1,574.13**

Roast Umber LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chemical Checking	-28,345.47
1002 PayPal Account	93.70
1003 Amazon Reserve Account	13.42
Total Bank Accounts	**$ -28,238.35**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1100 Undeposited Funds	228.00
Total Other Current Assets	**$228.00**
Total Current Assets	**$ -28,010.35**
Fixed Assets	
1301 Furniture & Equipment	7,091.38
1600 Accumulated Depreciation	-7,091.38
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$ -28,010.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2131 AMEX - Brad	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
2053 Loan	0.00
2054 Loan PPP from Bank	0.00
2055 Loan SBA Disaster Unsure of Payback	0.00
2057 Loan - TR Data Strategy	0.00
2210 Payroll Liabilities	
2222 Federal Taxes (941/944)	1,084.08
2223 MI Local Tax	72.76
2224 Federal Unemployment (940)	42.00
2225 MI Unemployment Tax	0.00
2226 MI Income Tax	486.12
Total 2210 Payroll Liabilities	**1,684.96**
Total Other Current Liabilities	**$1,684.96**

Roast Umber LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Total Current Liabilities	**$1,684.96**
Total Liabilities	**$1,684.96**
Equity	
3200 Retained Earnings	0.00
3236 Member -	0.00
Member -	20,162.00
Total 3236 Member -	**20,162.00**
3277 Member -	-53.31
3277.1 Member	188,260.00
3277.2 Member -	25,632.00
Total 3277 Member -	**213,838.69**
Net Income	-263,696.00
Total Equity	**$ -29,695.31**
TOTAL LIABILITIES AND EQUITY	**$ -28,010.35**

Roast Umber LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
4000 Sales	
4045 E-Commerce Income	25,349.06
4051 Corporate & Retail Sales	18,400.83
4054 Discounts/Refunds Given	-16,174.80
4055 Ground Coffee Income	90.75
4056 Affiliate Discounts	750.00
4075 Shipping Reimbursement Income	2,713.57
4076 Tips Income	174.63
Total 4000 Sales	**31,304.04**
Unapplied Cash Payment Income	0.00
Total Income	**$31,304.04**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5001 Samples / Consumption	11,100.44
5005 Freight / Shipping	4,134.08
5006 Packaging	6,985.44
5009 R&D Testing	584.00
5021 COGS - Product Only	23,523.59
5300 Coffee Supplies for Production	2,390.90
Total 5000 Cost of Goods Sold	**48,718.45**
Total Cost of Goods Sold	**$48,718.45**
GROSS PROFIT	**$ -17,414.41**
Expenses	
6010 Advertising & Promotion	1,086.61
6150 Computer Software & Internet	6,358.02
6200 Bank Charges & Fees	229.69
6205 Merchant Fees	848.43
6206 QuickBooks Payments Fees	56.57
6230 Licensing Fees	305.00
6350 Depreciation Expense	2,780.38
6400 Books, Dues, Subscriptions	1,394.00
6410 Contributions	2,242.63
6440 Postage & Shipping	7,758.06
6460 Office Supplies & Software	876.65
6468 Coffee Equipment Supplies	1,458.78
6540 Education & Training	2,338.80
6570 Professional Fees	2,100.00
6580 Outside Labor	120,980.25

Roast Umber LLC

Profit and Loss
January - December 2020

	TOTAL
6600 Payroll Expenses	
6610 Payroll Wages	60,000.00
6615 Payroll Taxes	4,841.54
Total 6600 Payroll Expenses	**64,841.54**
6650 Insurance	9,339.81
6710 Rent	33,505.00
6730 Telephone Expense	504.00
6740 Utilities	144.00
6800 Travel	
6801 Airfare	870.95
6802 Hotel	-115.00
6803 Parking	5.92
6804 Travel Meals	1,072.32
6805 Cabs, Transit	315.11
6806 Car Rental & Rental Gas	306.34
Total 6800 Travel	**2,455.64**
Unapplied Cash Bill Payment Expense	0.00
Total Expenses	**$261,603.86**
NET OPERATING INCOME	**$ -279,018.27**
Other Income	
7000 Other Income - EIDL/PPP	15,322.27
Total Other Income	**$15,322.27**
NET OTHER INCOME	**$15,322.27**
NET INCOME	**$ -263,696.00**

Roast Umber LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-266,663.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	766.89
1300 Inventory Asset	2,730.47
1600 Accumulated Depreciation	2,780.38
2100 Accounts Payable (A/P)	-530.00
2131 AMEX - Brad	0.00
2053 Loan	0.00
2054 Loan PPP from Bank	0.00
2055 Loan SBA Disaster Unsure of Payback	0.00
2057 Loan - TR Data Strategy	0.00
2222 Payroll Liabilities:Federal Taxes (941/944)	-4.58
2223 Payroll Liabilities:MI Local Tax	72.76
2224 Payroll Liabilities:Federal Unemployment (940)	0.00
2225 Payroll Liabilities:MI Unemployment Tax	0.00
2226 Payroll Liabilities:MI Income Tax	-11.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,804.76**
Net cash provided by operating activities	**$ -260,858.60**
INVESTING ACTIVITIES	
1301 Furniture & Equipment	-2,780.38
Net cash provided by investing activities	**$ -2,780.38**
FINANCING ACTIVITIES	
3000 Opening Balance Equity	0.00
3200 Retained Earnings	152,162.36
3236 Member -	-1,712.50
3277 Member -	18,747.59
3277.1 Member -	55,623.31
3277.2 Member - s	-10,928.26
Member -	20,162.00
Net cash provided by financing activities	**$234,054.50**
NET CASH INCREASE FOR PERIOD	**$ -29,584.48**
Cash at beginning of period	1,574.13
CASH AT END OF PERIOD	**$ -28,010.35**

Roast Umber LLC

Balance Sheet
As of March 10, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chemical Checking	28,095.25
1002 PayPal Account	280.76
1003 Amazon Reserve Account	13.42
Total Bank Accounts	**$28,389.43**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1100 Undeposited Funds	56.00
Total Other Current Assets	**$56.00**
Total Current Assets	**$28,445.43**
Fixed Assets	
1301 Furniture & Equipment	7,091.38
1600 Accumulated Depreciation	-7,091.38
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$28,445.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2131 AMEX - Brad	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
2053 Loan	48,600.00
2054 Loan PPP from Bank	0.00
2055 Loan SBA Disaster Unsure of Payback	0.00
2057 Loan - TR Data Strategy	0.00
2060 Loan -	100,000.00
2210 Payroll Liabilities	
2222 Federal Taxes (941/944)	1,731.68
2223 MI Local Tax	122.76
2224 Federal Unemployment (940)	72.00
2225 MI Unemployment Tax	336.00
2226 MI Income Tax	606.61
Total 2210 Payroll Liabilities	**2,869.05**
Total Other Current Liabilities	**$151,469.05**

Roast Umber LLC

Balance Sheet

As of March 10, 2021

	TOTAL
Total Current Liabilities	**$151,469.05**
Total Liabilities	**$151,469.05**
Equity	
3200 Retained	-263,696.00
3236 Member -	8,012.50
Member -	20,162.00
Total 3236 Member -	**28,174.50**
3277 Member -	-53.31
3277.1 Member	188,260.00
3277.2 Member -	25,632.00
Total 3277 Member -	**213,838.69**
Net Income	-101,340.81
Total Equity	**$ -123,023.62**
TOTAL LIABILITIES AND EQUITY	**$28,445.43**

I, Bradley Gakenheimer, certify that:

1. The financial statements of Roast Umber, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Roast Umber, LLC included in this Form reflects accurately the information reported on the tax return for Roast Umber, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Bradley Gakenheimer

Title: Co-founder/owner